     As filed with the Securities and Exchange Commission on June 23, 1998

                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ____________________

                           COMMUNITY BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)

                                   63-0868361
                    (I.R.S. Employer Identification Number)

                               68149 MAIN STREET
                                 P.O. BOX 1000
                          BLOUNTSVILLE, ALABAMA 35031
                                 (205) 429-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                              ____________________

                             BISHOP K. WALKER, JR.
                           COMMUNITY BANCSHARES, INC.
                       68149 MAIN STREET, P. O. BOX 1000
                          BLOUNTSVILLE, ALABAMA 35031
                                 (205) 429-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                              ____________________

                           Copy of communications to:

                               E. MARLEE MITCHELL
                      WALLER LANSDEN DORTCH & DAVIS, PLLC
                          511 UNION STREET, SUITE 2100
                        NASHVILLE, TENNESSEE 37219-1760
                                 (615) 244-6380

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________________.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

             Title of                                                Proposed maximum      Proposed maximum
           securities to                            Amount to be    offering price per    aggregate offering      Amount of
           be registered                             registered            share                price          registration fee
-------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.10 per share             500,000 shares          $19 (1)             $9,500,000            $2,803
===============================================================================================================================

(1) Determined solely by the Registrant's Board of Directors based primarily on the Registrant's shareholders' equity, its earnings and prospects, and prices at which the Registrant believes such shares have recently traded.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                            Subject to Completion, June 23, 1998

                                 500,000 SHARES

                           COMMUNITY BANCSHARES, INC.

                                  COMMON STOCK
                            _______________________

     Community Bancshares, Inc. (the "Company"), a Delaware corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), hereby offers for sale up to 500,000 shares of its common stock, $.10 par value per share (the "Common Stock"), at $19.00 per share. The minimum required purchase is 25 shares of Common Stock, representing an investment of $475. This offering will expire at 5:00 p.m. Central Time on December 1, 1998 (the "Expiration Date"), unless terminated earlier by the Company. See "The Offering."

                          ___________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                          ___________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                          ___________________________

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.



                                                        UNDERWRITING DISCOUNTS AND        PROCEEDS TO THE
                              PRICE TO PUBLIC (1)             COMMISSIONS(2)                  COMPANY(3)
---------------------------------------------------------------------------------------------------------------
Per Share.................     $          19.00                     -0-                    $          19.00
Total Minimum(4)..........                  -0-                     -0-                                 -0-
Total Maximum.............     $   9,500,000.00                     -0-                    $   9,500,000.00
===============================================================================================================

(1) The offering price has been determined solely by the Company's Board of Directors. See "The Offering." There is no established trading market for the Common Stock and there can be no assurance that such a market will develop following this offering. See "Market for Common Stock and Dividend Policy."
(2) The Common Stock is being offered on a best-efforts basis solely by certain of the Company's officers who will receive no compensation for such services but who may be reimbursed for reasonable expenses, if any, incurred on behalf of the Company in connection therewith. Such officers are relying in part on the "safe harbor" provisions set forth in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with this offering. See "The Offering."
(3) Before deducting expenses of this offering payable by the Company, estimated at approximately $55,000. No arrangements have been made to place the proceeds received from this offering in an escrow or trust account. Upon acceptance by the Company of a subscription to purchase shares of Common Stock offered hereby, the subscription price remitted in payment of such subscription will be available for immediate use by the Company.
(4) The Company has not established a minimum amount of securities to be sold in this offering, but the minimum required purchase is 25 shares of Common Stock, representing a minimum investment of $475.

     The Common Stock is offered subject to prior sale, approval of certain legal matters by counsel to the Company and certain other conditions. The Company reserves the right, in its sole discretion, to withdraw, cancel or modify this offering, and to accept or reject subscriptions in whole or in part, and to allocate shares of the Common Stock among subscribers. Delivery of certificates for shares of Common Stock will be made promptly after acceptance of subscriptions.

               THE DATE OF THIS PROSPECTUS IS             , 1998.

                                  [BLANK PAGE]

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
PROSPECTUS SUMMARY...........................................    4

RISK FACTORS.................................................    5
 Offering Price Set by Board of Directors; No Underwriting...    5
 Limited Trading Market......................................    5
 Effect of Monetary Policies and Economic Factors............    5
 Limitation on Dividends.....................................    5
 Competition.................................................    5
 Rising Interest Rates.......................................    6
 Governmental Regulation and Legislation.....................    6
 Lack of Specified Uses For Proceeds.........................    6
 Year 2000...................................................    6
 Anti-Takeover Provision.....................................    6

THE COMPANY..................................................    7
 General.....................................................    7
 Supervision and Regulation..................................    7

THE OFFERING.................................................   10
 General.....................................................   10
 Determination of Offering Price.............................   10
 Method of Subscription......................................   10
 Processing of Subscriptions.................................   10
 Limited Market for Common Stock.............................   11

USE OF PROCEEDS..............................................   11

MARKET FOR COMMON STOCK AND DIVIDEND POLICY..................   12

CAPITALIZATION...............................................   13

DESCRIPTION OF CAPITAL STOCK.................................   14
 Common Stock................................................   14
 Preferred Stock.............................................   14
 Anti-Takeover Provision.....................................   14

AVAILABLE INFORMATION........................................   15

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............   15

EXPERTS......................................................   15

LEGAL MATTERS................................................   15

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH OR INCORPORATED BY REFERENCE HEREIN OR AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information in this Prospectus and in the documents and financial statements, including the notes thereto, incorporated herein by reference, and should be read together therewith. Unless otherwise specified, all information in this Prospectus has been adjusted to reflect a three-for-one split of the Common Stock effected as of June 1, 1993 and a two-for-one split of the Common Stock effected as of March 26, 1998. Unless the context otherwise indicates, the "Company" refers to and includes the Company and its direct and indirect subsidiaries.

                                  THE COMPANY

     Community Bancshares, Inc. (the "Company") is a Delaware corporation and a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Company was organized in 1983 and commenced operations in 1985. The Company has one bank subsidiary, Community Bank, an Alabama banking corporation, which conducts a general commercial banking business in northern Alabama and southern Tennessee. At March 31, 1998, the Company had total assets of approximately $509.7 million and total deposits of approximately $461.6 million.

     Community Bank operates through 26 locations in 11 counties in northern Alabama and southern Tennessee. It offers a wide range of commercial and retail banking services, including demand and time deposit accounts, personal and commercial loans and personal and commercial checking accounts. The majority of loans by Community Bank are to individuals and small to mid-sized businesses in Alabama and Tennessee. Community Bank seeks to provide superior service to its customers and to become a vital component of each of the communities it serves.

     Community Bank operates in small non-urban communities, including locations in Blountsville, Cleveland, Oneonta, Snead and West Blount in Blount County, Alabama, Fort Payne and Rainsville in DeKalb County, Alabama, Rogersville in Lauderdale County, Alabama, Elkmont in Limestone County, Alabama, Gurley, Meridianville and New Hope in Madison County, Alabama, Hamilton in Marion County, Alabama, Arab and Guntersville in Marshall County, Alabama, Falkville and Hartselle in Morgan County, Alabama, Uniontown in Perry County, Alabama, Double Springs and Haleyville in Winston County, Alabama and Pulaski in Giles County, Tennessee. Four of these offices are located within Wal-Mart stores, including three offices opened in 1997 and the first quarter of 1998.

     1st Community Credit Corporation, another subsidiary of the Company, operates finance company offices in nine Alabama communities, including Albertville, Arab, Athens, Boaz, Cullman, Decatur, Gadsden, Hartselle and Moulton, Alabama. Other subsidiaries of the Company consist of Community Appraisals, Inc., which operates a real estate appraisal business, and Community Insurance Corp., which serves as an agent in the sale of title, life, automobile, homeowners and farmowners insurance policies. In April 1998, Community Insurance Corp. acquired 100% ownership of the outstanding shares of capital stock of Southern Select Insurance, Inc., a property and casualty insurance general agency located in Birmingham, Alabama that serves as the general agent to over 140 insurance agencies in Alabama. The Company had acquired a controlling interest in Southern Select Insurance, Inc. in August 1997. In August 1997, the Company merged a second bank subsidiary, Community Bank, a Tennessee banking corporation, into the Company's Alabama bank subsidiary.

                                  THE OFFERING

Common Stock offered...........................  Up to 500,000 shares.
Common Stock outstanding after this offering...  Up to 4,575,854 shares.
Minimum subscription per investor..............  25 shares ($475).
Use of proceeds by the Company.................  For general corporate purposes and to finance the future
                                                 growth of Community Bank.

                                  RISK FACTORS

In evaluating an investment in shares of Common Stock, the following factors should be considered carefully, along with other matters discussed in or incorporated by reference into this Prospectus. This Prospectus contains certain forward-looking statements, including, without limitation, statements relating to the Company's future growth and "year 2000" compliance. Such forward-looking statements involve certain risks and uncertainties, including those described below, that could cause actual results to differ materially from those anticipated or projected.

OFFERING PRICE SET BY BOARD OF DIRECTORS; NO UNDERWRITING

     The price of the Common Stock offered hereby has been determined solely by the Company's Board of Directors, without negotiation or independent evaluation, based primarily on the Company's stockholders' equity, its earnings and prospects, and prices at which the Company believes shares of Common Stock have recently traded. There can be no assurance that the offering price represents the fair market value of the Common Stock. At December 31, 1997, an independent investment banking firm valued the Common Stock at $16.00 per share for purposes of the Company's Employee Stock Ownership Plan. The Company is aware that during 1997 shares of Common Stock traded at a price per share less than that amount. The Common Stock is offered directly by the Company, and is not subject to any underwriting agreements assuring the sale of all the Common Stock offered. See "The Offering" and "Market for Common Stock and Dividend Policy."

LIMITED TRADING MARKET

     No active trading market exists for the Common Stock and no assurance can be given that an active trading market will develop in the foreseeable future. The Company does not currently intend to qualify or list the Common Stock on any securities market or exchange to facilitate such trading. See "The Offering." For information regarding certain recent trades of the Common Stock, see "Market for Common Stock and Dividend Policy."

EFFECT OF MONETARY POLICIES AND ECONOMIC FACTORS

     The ability of Community Bank to attract deposits and extend loans is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in the Company's service area and the United States generally. The nature and timing of any changes in such conditions and policies and their impact on the Company cannot be predicted.

LIMITATION ON DIVIDENDS

     The Company derives its income solely from dividends upon shares of Community Bank's common stock. The declaration and payment of such dividends is limited by law, and any funds held by the Company available for payment of dividends on the Common Stock are subject to restrictions imposed by Federal Reserve policy. The declaration and payment of dividends on the Common Stock is subject to the prior payment of principal and interest on the Company's long-term debt and certain other factors. See "Capitalization", "Market for Common Stock and Dividend Policy" and "Description of Capital Stock."

COMPETITION

     The banking business in Alabama and southern Tennessee is extremely competitive. The Company competes, and will compete, with financial institutions that are well established, several of which have significantly greater resources and lending limits than the Company. Such competitors perform certain services, such as trust, investment and international banking services, which the Company does not provide.

RISING INTEREST RATES

     During periods of rising interest rates, the Company may make loans at interest rates lower than interest rates that the Company is then paying for certain of its interest-bearing liabilities, which would result in a negative interest rate spread with respect to those loans. This disparity would have an adverse effect on the Company's earnings that would increase in the event that interest rates continued to rise while the Company had outstanding loans at lower interest rates that could not be adjusted to a higher interest rate.

GOVERNMENTAL REGULATION AND LEGISLATION

     The Company is subject to extensive governmental regulation and control. The nature, timing and effect on the Company of any changes in such regulation and control cannot be predicted. Changes in applicable laws could have a material adverse effect on the business and prospects of the Company. See "The Company - Supervision and Regulation."

LACK OF SPECIFIED USES FOR PROCEEDS

     The Company will use the net proceeds from this offering for general corporate purposes and to finance the future growth of Community Bank. The Company will have broad discretion, subject to federal and state banking regulations, over the use of the proceeds without obtaining stockholder approval. See "Use of Proceeds."

YEAR 2000

     Many software applications and operational programs are not designed to recognize calendar dates beginning in the year 2000. The failure of such applications or systems to properly recognize the dates beginning in the year 2000 could result in miscalculations or system failures. The Company's business depends in part upon its ability to store, retrieve, process and manage significant databases, and periodically, to expand and upgrade its information processing capabilities. The Company is installing a new computer mainframe and software system and has developed an implementation plan to resolve potential problems arising from the year 2000. The Company expects its year 2000 date conversion project to be completed on a timely basis, and anticipates that the related effect on the Company's business, financial condition and results of operations should be immaterial. The year 2000 issue may affect the systems of various entities with which the Company interacts, including the Company's suppliers, and the Company is coordinating its efforts to address the year 2000 issue with those entities. There can be no assurance, however, that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company.

ANTI-TAKEOVER PROVISION

Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. This anti-takeover provision may have an adverse effect on the market for the Company's securities.

                                  THE COMPANY

GENERAL

     The Company is a Delaware corporation and a bank holding company registered with the Federal Reserve under the Bank Holding Company Act. The Company was organized in 1983 and commenced operations in 1985. The Company has one bank subsidiary, Community Bank, an Alabama banking corporation, which conducts a general commercial banking business in northern Alabama and southern Tennessee. At March 31, 1998, the Company had total assets of approximately $509.7 million and total deposits of approximately $461.6 million.

     Community Bank operates through 26 locations in 11 counties in northern Alabama and southern Tennessee. It offers a wide range of commercial and retail banking services, including demand and time deposit accounts, personal and commercial loans and personal and commercial checking accounts. The majority of loans by Community Bank are to individuals and small to mid-sized businesses in Alabama and Tennessee. Community Bank seeks to provide superior service to its customers and to become a vital component of each of the communities it serves.

     Community Bank operates in small non-urban communities, including locations in Blountsville, Cleveland, Oneonta, Snead and West Blount in Blount County, Alabama, Fort Payne and Rainsville in DeKalb County, Alabama, Rogersville in Lauderdale County, Alabama, Elkmont in Limestone County, Alabama, Gurley, Meridianville and New Hope in Madison County, Alabama, Hamilton in Marion County, Alabama, Arab and Guntersville in Marshall County, Alabama, Falkville and Hartselle in Morgan County, Alabama, Uniontown in Perry County, Alabama, Double Springs and Haleyville in Winston County, Alabama and Pulaski in Giles County, Tennessee. Four of these offices are located within Wal-Mart stores, including three offices opened in 1997 and the first quarter of 1998.

     1st Community Credit Corporation, another subsidiary of the Company, operates finance company offices in nine Alabama communities, including Albertville, Arab, Athens, Boaz, Cullman, Decatur, Gadsden, Hartselle and Moulton, Alabama. Other subsidiaries of the Company consist of Community Appraisals, Inc., which operates a real estate appraisal business, and Community Insurance Corp., which serves as an agent in the sale of title, life, automobile, homeowners and farmowners insurance policies. In April 1998, Community Insurance Corp. acquired 100% ownership of the outstanding shares of capital stock of Southern Select Insurance, Inc., a property and casualty insurance general agency located in Birmingham, Alabama that serves as the general agent to over 140 insurance agencies in Alabama. The Company had acquired a controlling interest in Southern Select Insurance, Inc. in August 1997. On August 8, 1997, the Company merged a second bank subsidiary, Community Bank, a Tennessee banking corporation, into the Company's Alabama bank subsidiary.

     The Company maintains its principal executive offices at 68149 Main Street, P.O. Box 1000, Blountsville, Alabama 35031, and its telephone number is (205) 429-1000.

SUPERVISION AND REGULATION

     The banking industry is highly regulated. To the extent that the following information describes or summarizes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provision. The following supervision and representation affect the Company's operations:

     Federal Reserve. The Company is a bank holding company within the meaning of the Bank Holding Company Act, and is registered with, and subject to supervision by, the Federal Reserve and the Federal Reserve Bank of Atlanta. The Company is required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act. The Federal Reserve may also examine the Company and its subsidiaries.

     Subject to certain exceptions, the Bank Holding Company Act requires Federal Reserve approval before the Company can acquire substantially all the assets of any bank if as a result of the acquisition the Company would own or control more than 5% of the voting shares of the bank, or for a merger or consolidation with another bank holding company. The Company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be properly incidental thereto.

     The Federal Reserve has adopted a risk-based capital adequacy assessment system for bank holding companies. Assets are weighted by a risk factor and a ratio is calculated by dividing qualifying capital by the risk-weighted assets. Tier I capital generally includes common stock and retained earnings. Tier II capital generally includes certain allowances for loan losses and subordinated debt. Total capital is comprised of Tier I capital and Tier II capital. The Company's Tier I and total capital ratios exceeded the required minimum levels at March 31, 1998.

     FDIC. Deposits in Community Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") and, therefore, Community Bank is subject to examination by the FDIC. Pursuant to provisions of the Federal Deposit Insurance Act, any FDIC-insured subsidiary of the Company can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured subsidiary or any assistance by the FDIC to any commonly controlled FDIC-insured subsidiary in danger of default. The FDIC charges an annual assessment for the insurance of deposits based upon the risk a particular institution poses to the FDIC's deposit insurance fund.

     FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") implemented a number of provisions applicable to insured banks and bank holding companies. Federal bank regulatory agencies are required to establish standards for safety and soundness of banks and bank holding companies relating to internal controls and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth and compensation. The FDICIA also requires bank holding companies to guarantee compliance with any capital restoration plans entered into by a subsidiary bank and the FDIC. The activities of insured state banks, including non-subsidiary equity investment, is generally limited under the FDICIA to those permitted for national banks. The FDICIA also requires regulations by federal banking agencies establishing minimum loan to value ratios for all real estate mortgage and construction loans. The FDICIA also requires regulations to limit risks posed by an insured bank's "exposure" to another bank. Exposure includes extension of credit, purchases of securities issued by the other bank or acceptance of securities issued by the other bank as collateral for an extension of credit. Regulations pursuant to FDICIA limit such exposure.

     Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") permits adequately capitalized and managed bank holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank have been in existence for a certain minimum time period, which may not exceed five years. A bank holding company may not, following an interstate acquisition, control more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state (unless the state enacts legislation to raise the 30% limit). States retain the ability to adopt legislation to effectively lower the 30% limit. Federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions, except that mergers may not be approved with respect to banks located in states that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such states with out-of-state institutions. Federal banking regulators may permit an out-of-state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits, and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

     FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") permits, among other things, the acquisition by bank holding companies of savings associations, irrespective of their financial condition. FIRREA also provides that commonly controlled federally insured financial institutions must reimburse the FDIC for losses incurred by the FDIC in connection with the default of another commonly controlled financial institution or in connection with the provision of FDIC assistance to such a commonly controlled financial institution in danger of default. Reimbursement liability under FIRREA is superior to any obligations to shareholders of such federally insured institutions (including a bank holding company such as the Company if it were to acquire another federally insured financial institution), arising as a result of their status as a shareholder of a reimbursing financial institution.

     CRA. The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations are intended to encourage regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess CRA reports in connection with applications for establishment of domestic branches, acquisition of banks or mergers involving bank holding companies. Regulators are placing increased emphasis on CRA assessments. An unsatisfactory CRA rating may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services.

     State Regulation. Community Bank is subject to regulation and examination by the Alabama Superintendent of Banks. State regulations in Alabama relate to such matters as loans, mortgages, consolidations, required reserves, allowable investments, issuance of securities, payment of dividends, establishment of branches, filing of periodic reports and other matters affecting the business of Community Bank.

                                  THE OFFERING

GENERAL

     This offering of up to 500,000 shares is being made by the Company. Subscriptions to purchase Common Stock, which will be processed by designated officers of the Company, will be taken until 5:00 p.m. Central Time on December 1, 1998, the Expiration Date, unless this offering is terminated earlier by the Company. The Company reserves the right, in its sole discretion and without notice, to terminate this offering at any time. Management of the Company will consider the number of shares of Common Stock for which subscriptions are received by the Company, the number of requests for a Prospectus and other indications of interest in subscribing for shares of Common Stock, among other factors, in determining whether to terminate this offering. The Company has not established a minimum number of shares of Common Stock to be sold in this offering, other then the requirement that each investor must purchase a minimum of 25 shares ($475) of Common Stock.

     In determining which subscriptions to accept and in what amounts, the Company may take into account the order in which subscriptions are received, a subscriber's potential to do business with, or to direct customers to, its subsidiaries, and the Company's desire to have a broad distribution of stock ownership. The Company reserves the right in its sole discretion to accept or reject subscriptions for shares of Common Stock in whole or in part and to allocate Common Stock among subscribers.

     No discounts or commissions will be granted or paid in connection with the sale of the Common Stock. Certain of the Company's officers will solicit offers to purchase Common Stock from prospective subscribers, and may be reimbursed for their reasonable expenses incurred on behalf of the Company in connection therewith.

DETERMINATION OF OFFERING PRICE

     The offering price of $19.00 per share of Common Stock was determined solely by the Company's Board of Directors, based primarily on the Company's stockholders' equity, its earnings and prospects, and prices at which the Company believes shares of Common Stock have recently traded.

METHOD OF SUBSCRIPTION

     Subscription applications may be made by completing and signing the subscription agreement (the "Subscription Agreement") accompanying this Prospectus, and delivering the Subscription Agreement, accompanied by a check for the full subscription price, to the Company at 68149 Main Street, P.O. Box 1000, Blountsville, Alabama 35031, Attention: Bishop K. Walker, Jr. All checks in payment of subscriptions should be made payable to "Community Bancshares, Inc."

PROCESSING OF SUBSCRIPTIONS

     Subscriptions are not binding on the Company unless and only to the extent accepted by the Company. The Company will decide whether to accept a subscription within ten business days after the receipt of such subscription and good collectible and available funds in full payment thereof. Upon acceptance by the Company of a subscription, the subscription price remitted in payment of such subscription will be available for immediate use by the Company. In the event the Company rejects all or a portion of any subscription, it will refund by mail to the subscriber all or the appropriate portion of the amount remitted with the subscription, without interest. If the Company accepts a portion of a subscription and returns funds remitted with respect to the rejected portion of a subscription to a subscriber, the subscriber may not cancel the portion of the subscription accepted by the Company. Subscribers may revoke subscriptions, in whole or in part, by written notice to the Company prior to acceptance by the Company. After all appropriate refunds have been mailed to the address shown in the Subscription Agreement upon rejection of a subscription in whole or in part, or termination or expiration of this offering, the Company and its directors, officers, employees and agents will have no further liability to the subscribers whose subscriptions are returned.

     The Company will confirm all sales of Common Stock. Certificates representing shares of Common Stock duly subscribed and fully paid for will be issued by the Company promptly after the Company's acceptance of the subscriptions.

LIMITED MARKET FOR COMMON STOCK

     Except for the shares of Common Stock acquired by the Company's directors, executive officers and other affiliates, the Common Stock will be freely transferable immediately upon issuance and will not be subject to any specific transfer restrictions. However, there is no active market for the Common Stock and no assurance can be given that an active trading market will develop in the foreseeable future. The Company does not presently intend to qualify or list the Common Stock on any securities market or exchange to facilitate such trading. Therefore, prospective subscribers should invest only if they can afford to hold the Common Stock as a long-term investment. See "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby, after deducting estimated offering expenses of $55,000, will be $9,445,000 if the maximum number of shares of Common Stock offered is sold. The Company has not established a minimum number of shares of Common Stock to be sold in this offering, other then the requirement that each investor must purchase a minimum of 25 shares ($475) of Common Stock. The Company will use the net proceeds from the sale of Common Stock offered hereby for general corporate purposes and to finance the future growth of Community Bank.

                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY

     The Common Stock was held by approximately 1,295 stockholders of record at March 31, 1998. There is no established trading market for shares of the Common Stock, which have been inactively traded in private transactions. Therefore, no reliable information is available as to trades of the Common Stock, or as to the prices at which the Common Stock have been traded. Management has reviewed the limited information provided to the Company in its capacity as an escrow agent for certain actual purchases and sales of Common Stock with respect to the ranges at which shares of Common Stock have been sold. The following data regarding the Common Stock is provided for informational purposes only and should not be viewed as necessarily indicative of the actual market value of the Common Stock. At December 31, 1997, an independent investment banking firm valued the Company's Common Stock at $16.00 per share for purposes of the Company's Employee Stock Ownership Plan.


                                                    Estimated Price Range
                                                        Per Share (1)
                                                    ----------------------          Dividends
                                                     High             Low         Per Share (1)
                                                    ------           -----        -------------
1998
  First Quarter...........................          $15.00           $ 15.00         $ 0.50
  Second Quarter (through June 1, 1998)...           19.00             19.00             --

1997
  First Quarter...........................          $12.50           $ 11.50         $0.375
  Second Quarter..........................           13.00             12.50             --
  Third Quarter...........................           15.00             13.00             --
  Fourth Quarter..........................           15.00            14.095             --

1996
  First Quarter...........................          $10.00           $ 10.00         $ 0.25
  Second Quarter..........................           10.00             10.00             --
  Third Quarter...........................           10.00             10.00             --
  Fourth Quarter..........................           11.50             11.00             --

 __________________
(1) Adjusted to reflect a three-for-one split of the Common Stock effected as of June 1, 1993 and a two-for-one split of the Common Stock effected as of March 26, 1998.

     The payment of dividends on the Common Stock is subject to regulatory restrictions, the Company's subsidiaries attaining sufficient earnings and capital and prior payment of principal and interest on the Company's long-term debt. There can be no assurance that the Company will declare or pay dividends on its Common Stock in the future, given the restrictions imposed by applicable regulatory authorities on the Company and on Community Bank, the need to maintain adequate capital and to support the Company's growth, and amounts required to be paid to service the Company's indebtedness. The Company derives its income solely from the payment of dividends on shares of common stock of its subsidiaries. Accordingly, the Company's ability to declare and pay dividends is limited by restrictions applicable to the payment of dividends by Community Bank. In addition, the Company, as a corporation organized under the laws of the State of Delaware, is prohibited from paying any dividend unless it has capital surplus or net profits available for such purpose. See "The Company - Supervision and Regulation" and "Description of Capital Stock - Dividends."

     Under the Alabama Banking Code, unless the surplus of an Alabama state bank (such as Community Bank) equals at least 20% of its capital, it cannot declare or pay a dividend in excess of 90% of its net earnings for that year, and at least 10% of an Alabama bank's net earnings must be transferred to surplus each year until surplus of the bank equals at least 20% of its capital. After an Alabama bank's surplus equals or exceeds 20% of capital, prior written approval of the Alabama Superintendent of Banks is required for dividends declared in any calendar year in excess of net earnings for that year combined with retained net earnings of the preceding two years, less any required transfers to surplus. No dividends, withdrawals or transfers may be made from an Alabama bank's surplus without the prior written approval of the Alabama Superintendent of Banks.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998 and as adjusted to give effect to the sale of all 500,000 shares of Common Stock offered hereby and receipt of the net proceeds therefrom.


                                                                                         March 31, 1998
                                                                                ---------------------------------
                                                                                 Actual               As Adjusted
                                                                                --------              -----------
                                                                                        (in thousands)
Long-term debt..............................................................       $ 7,174               $ 7,174
                                                                                   -------               -------
Common Stock, $.10 par value; 5,000,000 shares authorized; 4,075,854 shares
 issued; 4,575,854 shares issued as adjusted................................           408                   458
Preferred Stock, $.10 par value; 200,000 shares authorized; no shares
 issued and outstanding.....................................................            --                    --
Capital surplus.............................................................        18,669                28,064(1)
Retained earnings...........................................................        17,145                17,145
Unearned ESOP shares (199,702 shares at March 31, 1998).....................        (1,972)               (1,972)
Unrealized losses on investment securities available for sale, net of
 deferred tax benefit.......................................................           509                   509
                                                                                   -------               -------
   Total stockholders' equity...............................................        34,759                44,204
                                                                                   -------               -------
   Total long term debt and stockholders' equity............................       $41,933               $51,378
                                                                                   =======               =======

_______________________
(1)  Net of estimated offering expenses of $55,000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock and 200,000 shares of preferred stock, $.10 par value (the "Preferred Stock"). At March 31, 1998, there were 4,075,854 shares of Common Stock issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all of the assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the Common Stock. Holders of Common Stock are entitled to receive dividends and other distributions when, as and if declared from time to time by the Board of Directors of the Company out of funds legally available therefor. The declaration, payment and amount of future dividends, if any, is dependent on the future earnings, results of operations, financial position and capital requirements of the Company and its subsidiaries, and the prior payment of principal and interest on the Company's long-term debt, among other factors.
See "The Company - Supervision and Regulation" and "Market For Common Stock and Dividend Policy."

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 200,000 shares of Preferred Stock, in one or more classes or series with voting, dividend and liquidation rights, and preferences, redemption, sinking fund and conversion provisions, and other rights, preferences and provisions as the Board of Directors of the Company may determine, without any further vote or action by the stockholders of the Company. The Board of Directors designated 20,000 shares of Preferred Stock as Series 1984-1 Cumulative Preferred Stock. On December 31, 1993, the Company redeemed all of the 11,692 issued and outstanding shares of Series 1984-1 Cumulative Preferred Stock, which may be reissued by the Company.

ANTI-TAKEOVER PROVISION

     Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. This anti-takeover provision may have an adverse effect on the market for the Company's securities.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Commission Regional Offices: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies can be obtained by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. Certain items have been omitted in accordance with the Commission's rules and regulations. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including all amendments thereto and the exhibits filed as a part thereof.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, an amendment thereto on Form 10-Q/A-1 filed with the Commission on June 16, 1998, each as filed with the Commission by the Company, accompany this Prospectus and are incorporated herein by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                    EXPERTS

     The audited financial statements of the Company have been included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 delivered with this Prospectus in reliance upon the report of Dudley, Hopton-Jones, Sims & Freeman PLLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the Common Stock offered hereby.

Securities and Exchange Commission Registration Fee..............   $ 2,803
Blue Sky Fees and Expenses.......................................     1,500
Legal Fees and Expenses..........................................    29,500
Accounting Fees..................................................     3,000
Printing and Engraving Costs.....................................    18,000
Miscellaneous Expenses...........................................       197
                                                                    -------
   Total.........................................................   $55,000
                                                                    =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Bylaws contain provisions similar to those of Section 145 of the General Corporation Law of the State of Delaware, and authorize the Registrant to indemnify its officers, directors, employees and agents to the full extent permitted by law. The Registrant has directors' and officers' liability and indemnification insurance pursuant to standard form policies. The risks covered by such policies may include certain liabilities under the securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions to directors, officers or persons controlling the Registrant, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

Exhibit
Number   Description
-------  -----------

 3.1  Certificate of Incorporation, as amended (1)

 3.2 Certificate of Amendment to the Certificate of Incorporation, changing name of the Registrant to Community Bancshares, Inc. (2)

 3.3 Certificate of Amendment to the Certificate of Incorporation, providing indemnification (3)

 3.4 Certificate of Amendment to the Certificate of Incorporation, increasing authorized shares (4)

 3.5  Bylaws of the Registrant (1)

 4.1  Form of Subscription Agreement

 4.2  Specimen Stock Certificate (5)

 5 Opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company

10.1 Subordinated Promissory Note between the Registrant as borrower and Jack Cornelius as holder (6)

10.2 Commercial Lease Agreements and Addendum, dated as of January 23, 1990, by and between Com-Pac as lessor and Community Bank as lessee (7)

10.3 Employment Agreement, dated as of March 1, 1990, by and between Jeffrey K. Cornelius and Community Bank (8)

10.4 Employment Agreement, dated as of March 1, 1990, by and between Denny Kelly and Community Bank (8)

10.5 Employment Agreement, dated as of March 1, 1990, by and between Birl Bryson and Community Bank (8)

10.6 Employment Agreement, dated as of March 1, 1990, by and between Hodge Patterson III and Community Bank (8)

10.7 Loan Agreement, Term Note and Pledge Agreement by and between the Registrant and Colonial Bank, N.A. (9)

10.8 Note Modification Agreement and First Amendment to Pledge Agreement by and between the Registrant and Colonial Bank, N.A. (8)

10.9 Service Contract, dated as of December 23, 1992, by and between Royal Acres and Community Bank (8)

10.10 Plan document for the Community Bancshares, Inc. Benefit Restoration Plan dated April 12, 1994, effective January 1, 1995 (10)

10.11 Amendment No. 3 to the Community Bancshares, Inc. Employee Stock Ownership Plan dated October 3, 1994 (10)

10.12 Subordinated Promissory Note, dated October 4, 1994, between the Registrant as borrower and Jeffrey K. Cornelius as holder (10)

10.13 Employment Agreement dated December 9, 1995 by and between Kennon R. Patterson, Sr. and the Registrant (10)

10.14 Employment Agreement dated December 9, 1995 by and between Bishop K. Walker, Jr. and the Registrant (10)

10.15 Stock Option Agreement between the Registrant and Kennon R. Patterson, Sr. dated March 28, 1996 (11)

10.16 Stock Option Agreement between the Registrant and Bishop K. Walker, Jr. dated March 28, 1996 (11)

10.17 Stock Option Agreement between the Registrant and Denny Kelly dated March 28, 1996 (11)

10.18 Stock Option Agreement between the Registrant and Hodge Patterson III dated March 28, 1996 (11)

10.19 Stock Option Agreement between the Registrant and Loy McGruder dated March 28, 1996 (11)

10.20 Stock Option Agreement between the Registrant and R.C. Corr, Jr. dated March 28, 1996 (11)

10.21 Stock Option Agreement between the Registrant and C. Kenneth Copeland dated March 28, 1996 (11)

10.22 Stock Option Agreement between the Registrant and Merritt Robbins dated March 28, 1996 (11)

10.23 Stock Option Agreement between the Registrant and Wayne Washam dated March 28, 1996 (11)

10.24 Stock Option Agreement between the Registrant and Glynn Debter dated March 28, 1996 (11)

10.25 Stock Option Agreement between the Registrant and Robert Summerford dated March 28, 1996 (11)

10.26 Change in Control Agreement dated March 28, 1996 by and between Kennon R. Patterson, Sr. and the Registrant (11)

10.27 Change in Control Agreement dated March 28, 1996 by and between Bishop K. Walker, Jr. and the Registrant (11)

10.28 Change in Control Agreement dated March 28, 1996 by and between Hodge Patterson III and the Registrant (11)

10.29 Change in Control Agreement dated March 28, 1996 by and between Denny Kelly and the Registrant (11)

10.30 Change in Control Agreement dated March 28, 1996 by and between Loy McGruder and the Registrant (11)

10.31 Stock Option Agreement between the Registrant and Jon Owings dated March 28, 1996 (11)

10.32 Stock Option Agreement between the Registrant and Kennon R. Patterson, Sr. dated March 27, 1997 (12)

10.33 Stock Option Agreement between the Registrant and Bishop K. Walker, Jr. dated March 27, 1997 (12)

10.34 Stock Option Agreement between the Registrant and Denny Kelly dated March 27, 1997 (12)

10.35 Stock Option Agreement between the Registrant and Hodge Patterson III dated March 27, 1997 (12)

10.36 Stock Option Agreement between the Registrant and Loy McGruder dated March 27, 1997 (12)

10.37 Stock Option Agreement between the Registrant and R.C. Corr, Jr. dated March 27, 1997 (12)

10.38 Stock Option Agreement between the Registrant and C. Kenneth Copeland dated March 27, 1997 (12)

10.39 Stock Option Agreement between the Registrant and Merritt Robbins dated March 27, 1997 (12)

10.40 Stock Option Agreement between the Registrant and Wayne Washam dated March 27, 1997 (12)

10.41 Stock Option Agreement between the Registrant and Glynn Debter dated March 27, 1997 (12)

10.42 Stock Option Agreement between the Registrant and Robert Summerford dated March 27, 1997 (12)

10.43 Stock Option Agreement between the Registrant and Bryan A. Corr dated March 27, 1997 (12)

10.44 Stock Option Agreement between the Registrant and Kennon R. Patterson, Jr. dated March 27, 1997 (12)

10.45 Stock Option Agreement between the Registrant and John J. Lewis, Jr. dated March 27, 1997 (12)

10.46 Stock Option Agreement between the Registrant and Stacey W. Mann dated March 27, 1997 (12)

10.47 Stock Option Agreement between the Registrant and Edward Ferguson dated March 27, 1997 (12)

10.48 Stock Option Agreement under the Registrant's 1996 Stock Option Plan For Directors

11     Statement of computation of earnings per common share (12)

13 Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 (13)

23.1 Consent of Waller Lansden Dortch & Davis, A Professional Limited Liability Company (See Exhibit 5)

23.2   Consent of Dudley, Hopton-Jones, Sims & Freeman PLLP

24     Power of Attorney (included in Page II-6)
________________
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-14, Registration No. 2-92974.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985.
(3) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.
(4) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.
(5) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-7032.
(6) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
(7) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990.
(8) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
(9) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.
(10) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.
(11) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(12) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(13) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1998.

ITEM 17. UNDERTAKINGS.

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blountsville, State of Alabama, on June 9, 1998.

                                    COMMUNITY BANCSHARES, INC.

                                    By:  /s/ Kennon R. Patterson, Sr.
                                        -----------------------------
                                        Kennon R. Patterson, Sr.
                                        Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kennon R. Patterson, Sr. and Bishop K. Walker, Jr., his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Kennon R. Patterson, Sr              Chairman, Chief Executive            June 9, 1998
--------------------------------------   Officer and Director (Principal
Kennon R. Patterson, Sr.                 Executive Officer)

 /s/ Paul W. Williams                    Chief Accounting Officer             June 9, 1998
--------------------------------------   (Principal Financial and
Paul W. Williams                         Accounting Officer)

 /s/ Bryan A. Corr                       Director                             June 9, 1998
--------------------------------------
Bryan A. Corr

 /s/ Glynn Debter                        Director                             June 9, 1998
--------------------------------------
Glynn Debter

 /s/ Edward E. Ferguson                  Director                             June 9, 1998
--------------------------------------
Edward E. Ferguson


/s/ Denny Kelly                             Director                           June 9, 1998
---------------------------------------
Denny Kelly

/s/ John J. Lewis, Jr.                      Director                           June 9, 1998
---------------------------------------
John J. Lewis, Jr.

/s/ Stacey W. Mann                          Director                           June 9, 1998
---------------------------------------
Stacey W. Mann

 /s/ Loy McGruder                           Director                           June 9, 1998
---------------------------------------
Loy McGruder

 /s/ Hodge Patterson III                    Director                           June 9, 1998
---------------------------------------
Hodge Patterson III

 /s/ Kennon R. Patterson, Jr.               Director                           June 9, 1998
---------------------------------------
Kennon R. Patterson, Jr.

 /s/ Merritt Robbins                        Director                           June 9, 1998
---------------------------------------
Merritt Robbins

 /s/ Henry H. Sims                          Director                           June 9, 1998
---------------------------------------
Henry H. Sims

 /s/ Robert O. Summerford                   Director                           June 9, 1998
---------------------------------------
Robert O. Summerford

 /s/ Bishop K. Walker, Jr.                  Director                           June 9, 1998
---------------------------------------
Bishop K. Walker, Jr.

 /s/ Wayne Washam                           Director                           June 9, 1998
---------------------------------------
 Wayne Washam

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number   Description
-------  -----------

3.1   Certificate of Incorporation, as amended (1)

3.2 Certificate of Amendment to the Certificate of Incorporation, changing name of the Registrant to Community Bancshares, Inc. (2)

3.3 Certificate of Amendment to the Certificate of Incorporation, providing indemnification (3)

3.4 Certificate of Amendment to the Certificate of Incorporation, increasing authorized shares (4)

3.5   Bylaws of the Registrant (1)

4.1   Form of Subscription Agreement

4.2   Specimen Stock Certificate (5)

5 Opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company

10.1 Subordinated Promissory Note between the Registrant as borrower and Jack Cornelius as holder (6)

10.2 Commercial Lease Agreements and Addendum, dated as of January 23, 1990, by and between Com-Pac as lessor and Community Bank as lessee (7)

10.3 Employment Agreement, dated as of March 1, 1990, by and between Jeffrey K. Cornelius and Community Bank (8)

10.4 Employment Agreement, dated as of March 1, 1990, by and between Denny Kelly and Community Bank (8)

10.5 Employment Agreement, dated as of March 1, 1990, by and between Birl Bryson and Community Bank (8)

10.6 Employment Agreement, dated as of March 1, 1990, by and between Hodge Patterson III and Community Bank (8)

10.7 Loan Agreement, Term Note and Pledge Agreement by and between the Registrant and Colonial Bank, N.A. (9)

10.8 Note Modification Agreement and First Amendment to Pledge Agreement by and between the Registrant and Colonial Bank, N.A. (8)

10.9 Service Contract, dated as of December 23, 1992, by and between Royal Acres and Community Bank (8)

10.10 Plan document for the Community Bancshares, Inc. Benefit Restoration Plan dated April 12, 1994, effective January 1, 1995 (10)

10.11 Amendment No. 3 to the Community Bancshares, Inc. Employee Stock Ownership Plan dated October 3, 1994 (10)

10.12 Subordinated Promissory Note, dated October 4, 1994, between the Registrant as borrower and Jeffrey K. Cornelius as holder (10)

10.13 Employment Agreement dated December 9, 1995 by and between Kennon R. Patterson, Sr. and the Registrant (10)

10.14 Employment Agreement dated December 9, 1995 by and between Bishop K. Walker, Jr. and the Registrant (10)

10.15 Stock Option Agreement between the Registrant and Kennon R. Patterson, Sr. dated March 28, 1996 (11)

10.16 Stock Option Agreement between the Registrant and Bishop K. Walker, Jr. dated March 28, 1996 (11)

10.17 Stock Option Agreement between the Registrant and Denny Kelly dated March 28, 1996 (11)

10.18 Stock Option Agreement between the Registrant and Hodge Patterson III dated March 28, 1996 (11)

10.19 Stock Option Agreement between the Registrant and Loy McGruder dated March 28, 1996 (11)

10.20 Stock Option Agreement between the Registrant and R.C. Corr, Jr. dated March 28, 1996 (11)

10.21 Stock Option Agreement between the Registrant and C. Kenneth Copeland dated March 28, 1996 (11)

10.22 Stock Option Agreement between the Registrant and Merritt Robbins dated March 28, 1996 (11)

10.23 Stock Option Agreement between the Registrant and Wayne Washam dated March 28, 1996 (11)

10.24 Stock Option Agreement between the Registrant and Glynn Debter dated March 28, 1996 (11)

10.25 Stock Option Agreement between the Registrant and Robert Summerford dated March 28, 1996 (11)

10.26 Change in Control Agreement dated March 28, 1996 by and between Kennon R. Patterson, Sr. and the Registrant (11)

10.27 Change in Control Agreement dated March 28, 1996 by and between Bishop K. Walker, Jr. and the Registrant (11)

10.28 Change in Control Agreement dated March 28, 1996 by and between Hodge Patterson III and the Registrant (11)

10.29 Change in Control Agreement dated March 28, 1996 by and between Denny Kelly and the Registrant (11)

10.30 Change in Control Agreement dated March 28, 1996 by and between Loy McGruder and the Registrant (11)

10.31 Stock Option Agreement between the Registrant and Jon Owings dated March 28, 1996 (11)

10.32 Stock Option Agreement between the Registrant and Kennon R. Patterson, Sr. dated March 27, 1997 (12)

10.33 Stock Option Agreement between the Registrant and Bishop K. Walker, Jr. dated March 27, 1997 (12)

10.34 Stock Option Agreement between the Registrant and Denny Kelly dated March 27, 1997 (12)

10.35 Stock Option Agreement between the Registrant and Hodge Patterson III dated March 27, 1997 (12)

10.36 Stock Option Agreement between the Registrant and Loy McGruder dated March 27, 1997 (12)

10.37 Stock Option Agreement between the Registrant and R.C. Corr, Jr. dated March 27, 1997 (12)

10.38 Stock Option Agreement between the Registrant and C. Kenneth Copeland dated March 27, 1997 (12)

10.39 Stock Option Agreement between the Registrant and Merritt Robbins dated March 27, 1997 (12)

10.40 Stock Option Agreement between the Registrant and Wayne Washam dated March 27, 1997 (12)

10.41 Stock Option Agreement between the Registrant and Glynn Debter dated March 27, 1997 (12)

10.42 Stock Option Agreement between the Registrant and Robert Summerford dated March 27, 1997 (12)

10.43 Stock Option Agreement between the Registrant and Bryan A. Corr dated March 27, 1997 (12)

10.44 Stock Option Agreement between the Registrant and Kennon R. Patterson, Jr. dated March 27, 1997 (12)

10.45 Stock Option Agreement between the Registrant and John J. Lewis, Jr. dated March 27, 1997 (12)

10.46 Stock Option Agreement between the Registrant and Stacey W. Mann dated March 27, 1997 (12)

10.47 Stock Option Agreement between the Registrant and Edward Ferguson dated March 27, 1997 (12)

10.48 Stock Option Agreement under the Registrant's 1996 Stock Option Plan For Directors

11     Statement of computation of earnings per common share (12)

13 Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 (13)

23.1 Consent of Waller Lansden Dortch & Davis, A Professional Limited Liability Company (see Exhibit 5)

23.2   Consent of Dudley, Hopton-Jones, Sims & Freeman PLLP

24     Power of Attorney (included in Page II-6)
________________
(1) Incorporated by reference to the Registrant's Registration Statement on Form S-14, Registration No. 2-92974.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985.
(3) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.
(4) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.
(5) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-7032.
(6) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
(7) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990.
(8) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.
(9) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.
(10) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

(11) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(12) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(13) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1998.